2013 ANNUAL REPORT

INTEROIL CORPORATION
Energy for the Asian Market

NYSE: IOC

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INTEROIL: PROUD TO BE A PNG COMPANY

Hundreds of Jobs, Reaching Thousands More People

Since its founding in 1997, InterOil has grown to become a significant regional energy company and, as important, a trusted partner to communities, business, and the Government of Papua New Guinea. InterOil employs about 1100 people in Papua New Guinea, ranging from experts in drilling and logistics to community relations specialists. Our employees include skilled managers, mechanics and engineers, construction workers and service station staff. The great majority are locally hired, and they in turn support thousands of family members.

Generating Value for Shareholders and PNG

Our integrated business activities in exploration, refining and distribution provide fuel for the nation and generate millions of dollars in revenue for the Government. In all ways, we work to ensure that the people of Papua New Guinea benefit from their country’s natural resources.

Our agreement with Total S.A. of France which could lead to the development of the Elk-Antelope fields as a Liquefied Natural Gas (LNG) Project has the potential to provide significant benefits to InterOil shareholders and contribute considerable revenue to the people of Papua New Guinea through taxes and royalties.

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Our partnership with Papua New Guinea has three important elements:

1. Respect for Communities and the Environment

First is our relationship with communities and our respect for the environment. We give priority to ensuring that our presence is a benefit to the people and communities near our exploration and drilling activities. We provide education and medical facilities, transport assistance, jobs, training, and a number of other community services. We also do all we can to ensure that our footprint is minimal.

2. Commitment to High Standards of Governance, Health, and Safety

Second is our fundamental commitment to high standards of honesty and efficiency in our work. This applies to every aspect of our business, from the ethics we insist on in all our employees’ behavior to the importance we place on the health and safety of our entire workforce. Anything less would be bad business and unacceptable behavior. We hope that, in all we do, we are a positive example of how good business practices create jobs, sustainable profits, and a reputation that stands the test of time.

3. A Long-Term Partnership

Finally, there is our commitment to Papua New Guinea. InterOil has been a partner to Papua New Guinea for 17 years, through recessions and good times. We will be in PNG for many years to come. The LNG project alone will take 20-30 years to run its course. We have more promising areas to explore, more wells to drill, and we expect to find more oil and gas. The partnership with PNG is one we are proud of. The future with PNG is one we are excited about. Our partnership will bring more jobs and opportunities to Papua New Guineans and generate more income for the country, its people, and our shareholders.

That is what a successful partnership should do.

“In October 2013, the board approved InterOil’s largest exploration and appraisal program and one of the biggest in Papua New Guinea’s history.”

Dr. Michael Hession
Chief Executive Officer

March 2014

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MESSAGE FROM THE CHAIRMAN OF THE BOARD

InterOil made significant progress this past year by strengthening its executive and senior management team with experienced industry leaders needed for the exceptional opportunities we have created.

Of particular significance in 2013 was the appointment of a new Chief Executive Officer, Dr. Michael Hession, who came to InterOil after many distinguished years at Woodside and BP. He brings a wealth of experience across different regions in both exploration and project Development. Michael has strong commercial ties in the industry and has shown great skill in liaising with partners and governments on complex projects.

InterOil soon brought on senior executives to fill vacancies created by retirement. Don Spector the new Chief Financial Officer, and Jon Ozturgut, the new Chief Operating Officer, joined InterOil late in 2013 and were formally appointed in January 2014. In addition, Sir Wilson Kamit, the former Governor of the Bank of Papua New Guinea, joined the Board. Isikeli Taureka, previously the President of Chevron Texaco China, was appointed as Executive Vice President of Corporate

Development and Government Relations, and as the company’s senior management member in Papua New Guinea.

In early 2014, we saw the historic completion of our partnership agreement with Total S.A. of France which could lead to the development of the Elk-Antelope fields and the purchase of a minority interest in PRL15 by Oil Search. This connects what may be the biggest gas field in Papua New Guinea to Asia, the fastest growing market in the world. The transaction was an important moment for investors, many of whom have been part of the company since its formation in 1997. We look forward to growing this company along with Total for the benefit of our shareholders and for Papua New Guinea. Work is already advanced on that project, with appraisal wells scheduled for later in 2014.

Dr. Gaylen Byker Chairman and Board Member

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In January of 2014, we were presented with the Good Corporate Citizen Award by the Papua New Guinea Department of Labour and Industrial Relations. This award provides InterOil with public recognition for our efforts to be a positive influence in Papua New Guinea, through our employment, business, environmental, and safety practices.

In addition, the award entitles InterOil to apply for five-year work permits for staff and contractors, and gives the company priority in the processing of these applications. On behalf of InterOil, I want to place on record our genuine appreciation for this support, and the strong relationship we enjoy with the government and the people of Papua New Guinea.

We are committed to improving the lives of the people in the communities where we explore and drill. In the past year, InterOil has built a modern office and accommodation complex to support local and provincial government work in education. We have also provided health care and supported business development in Wabo and the surrounding villages as well as supplying fuel to the Youth With A Mission medical ships so they can take volunteer medical workers to assist people in remote parts of Papua New Guinea.

With the teachers at Kouderika Primary School in Central province, we celebrated the opening of two new teachers’ houses built by InterOil. InterOil is a world-class company developing world-class resources with world-class people who have a passion for working together, doing good work and making a difference. As we develop energy resources in Papua New Guinea, our aim always is to create value for our shareholders, to support safe and efficient operations for our employees, and to be an outstanding partner to everyone – from joint venturers to communities – with whom we interact.

As 2014 gets underway, InterOil’s future is bright. We have monetized a major asset with a high-quality global partner, and begun a large-scale exploration program in the surrounding area. InterOil is positioned to maximize these assets for the benefit of shareholders.

We appreciate our shareholders’ continued support and look forward to reporting our progress and achievements to you, as we move forward in this crucial, exciting phase of the Company’s future.

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MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

New Leadership, New Vision for InterOil

2013 was a milestone year for InterOil. With new leadership and management, we moved quickly to stabilize our operations in a way that would translate into improved performance and greater market confidence.

Crucial to this was securing agreement with an oil major on the development of the Elk-Antelope fields in PRL 15. This was completed in early 2014, with the signing of an agreement with Total S.A. of France which could lead to the development of the Elk-Antelope fields as a multi-billion-dollar LNG project.

This project has the potential to provide a strong, steady revenue stream for InterOil and the other partners, including of course the people and Government of Papua New Guinea.

In October 2013, the board approved InterOil’s largest exploration and appraisal program and one of the biggest in Papua New Guinea’s history. We then accelerated preparation for exploration wells on our PPLs so we could drill as soon as we received government approval. In early 2014, approval was given and we successfully acquired the rights to the same acreage as we previously held, for the next six years.

A Front Rank Energy Company

These developments, together with consistent performance by our oil refinery and our retail and wholesale distribution businesses in Papua New Guinea, position InterOil among the front rank of Asian energy companies.

To deliver on this next phase of the company’s potential and realize the value of our assets, we needed an experienced, talented management team. The final months of the year saw new senior managers stepping into roles they would formally undertake early in 2014.

InterOil’s growth and success depend heavily on the quality of the senior team whose job it is to guide our exceptional staff and oversee our energy assets. I am confident that we have the right team in place to lead us through this exciting period of growth.

Dr. Michael Hession Chief Executive Officer

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We also took significant steps to streamline our operations, bearing down on costs and rationalizing our offices and staffing. Though painful, these were the right steps to ensure we are focusing our human and financial resources where they can have the greatest impact. We announced the closure of our Cairns office by the end of 2014, with the transfer of most functions to our office in Port Moresby.

Three Horizons to Realize Potential

These various steps are integral parts of a plan I laid out on my appointment in July, to guide InterOil in 2013 and beyond. It has three horizons, detailing our vision to be a world-class company developing world-class resources with world-class people who have a passion for working together, doing good work and making a difference.

•	Horizon One is operating growth: running an efficient and financially stable business, with capital to support investment, low costs, strong skills and capacity, and streamlined processes. The management team, the prudent management of costs, the allocation of cash to generate future earnings – these are all part of the first horizon.

•	Horizon Two is developing growth: monetizing our gas resources through partnerships with world-class operators, as we have done with the Elk-Antelope fields.

•	Horizon Three is future growth: investing in new exploration across frontier regions in Papua New Guinea. When our exploration activities bear fruit, we will assemble the right partnerships to develop them, as we have with the Elk-Antelope fields.

In short, we want to make the most of what we already have; turn probable opportunities into realities; and work our possibilities hard so they can become realities.

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SOLID BASE IN PAPUA NEW GUINEA

1	52	9.4m
Only Refinery in Papua New Guinea	Service Stations Fueling The Country	Barrels of product sold in 2013

$1.4bn	$136m	1,100
Revenue in 2013	Goss Margin in 2013	Employees at December 31, 2013

OPPORTUNITIES IN A PROLIFIC GAS BASIN

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BOOMING ASIAN MARKET

By 2030, Asia’s middle class to be the largest in the world

•	One of the fastest growing population groups
•	Asia to account for 43% of global consumption
•	Energy demand in Asia to double

Limited supply of conventional gas resource creates dependence on LNG imports

•	Landed LNG prices in Asia are up to 4X US prices

Asis’s Growing Middle Class and LNG Landed Prices

EXPERIENCED TEAM IN PLACE

Dr. Michael Hession	Donald Spector	Jon Ozturgut
Chief Executive Officer, Board Member	Chief Financial Officer	Chief Operating Officer

David Kirk	Isikeli Taureka	Geoff Applegate	Thomas Nador
Senior Vice President, Upstream	Executive Vice President, PNG	General Counsel and Corporate Secretary	Senior Vice President, Corporate

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Consolidated Balance Sheets (Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,	January 1,
	2013	2012	2011	2011
	$	$ (revised) *	$ (revised) *	$ (revised) *

Assets
Current assets:
Cash and cash equivalents (note 5)	61,966,539	49,720,680	68,575,269	232,424,858
Cash restricted (note 7)	36,149,544	37,340,631	32,982,001	40,664,995
Short term treasury bills - held-to-maturity (note 7)	-	-	11,832,110	-
Trade and other receivables (note 8)	98,638,110	161,578,481	137,796,513	49,004,667
Derivative financial instruments (note 7)	-	233,922	595,440	-
Other current assets	1,054,847	832,869	862,049	498,302
Inventories (note 9)	158,119,181	194,871,339	171,071,799	127,137,360
Prepaid expenses	8,125,270	8,517,340	5,477,596	3,593,574
Total current assets	364,053,491	453,095,262	429,192,777	453,323,756
Non-current assets:
Cash restricted (note 7)	17,065,000	11,670,463	6,268,762	6,613,074
Plant and equipment (note 10)	244,383,962	255,031,257	246,031,378	225,166,865
Oil and gas properties (note 11)	584,807,023	510,669,431	362,852,766	255,294,738
Deferred tax assets (note 12)	48,230,688	63,526,458	35,965,273	28,477,690
Other non-current receivables (note 18)	29,700,534	5,000,000	-	-
Investments accounted for using the equity method (note 24)	17,557,838	-	-	-
Available-for-sale investments (note 13)	-	4,304,176	3,650,786	-
Total non-current assets	941,745,045	850,201,785	654,768,965	515,552,367
Total assets	1,305,798,536	1,303,297,047	1,083,961,742	968,876,123
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables (note 14)	134,027,347	178,313,483	156,598,973	72,521,373
Income tax payable	17,087,974	11,977,681	4,085,137	955,074
Derivative financial instruments (note 7)	1,869,253	-	11,457	178,578
Working capital facilities (note 15)	36,379,031	94,290,479	16,480,503	51,254,326
Unsecured loan and current portion of secured loans (note 16)	134,775,077	31,383,115	19,393,023	14,456,757
Current portion of Indirect participation interest (note 17)	12,097,363	15,246,397	540,002	540,002
Total current liabilities	336,236,045	331,211,155	197,109,095	139,906,110
Non-current liabilities:
Secured loans (note 16)	65,681,425	89,446,137	26,037,166	34,813,222
2.75% convertible notes liability (note 21)	62,662,628	59,046,581	55,637,630	52,425,489
Deferred gain on contributions to LNG project (note 24)	-	5,191,101	4,700,915	4,694,936
Indirect participation interest (note 17)	7,449,409	16,405,393	34,134,840	34,134,387
Other non-current liabilities (note 18)	96,000,000	20,961,380	-	-
Asset retirement obligations (note 19)	4,948,017	4,978,334	4,562,269	-
Deferred tax liabilities (note 12)	-	-	1,889,391	-
Total non-current liabilities	236,741,479	196,028,926	126,962,211	126,068,034
Total liabilities	572,977,524	527,240,081	324,071,306	265,974,144
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 20)	953,882,273	928,659,756	905,981,614	895,651,052
Authorized - unlimited
Issued and outstanding - 49,217,242
(Dec 31, 2012 - 48,607,398)
(Dec 31, 2011 - 48,121,071)
2.75% convertible notes (note 21)	14,297,627	14,298,036	14,298,036	14,298,036
Contributed surplus (note 20)	26,418,658	21,876,853	25,644,245	16,738,417
Accumulated Other Comprehensive Income	4,541,913	25,032,953	29,380,882	9,261,177
Conversion options (note 17)	-	12,150,880	12,150,880	12,150,880
Accumulated deficit	(266,319,459)	(225,961,512)	(227,565,221)	(245,217,682)
Total equity attributable to owners of InterOil Corporation	732,821,012	776,056,966	759,890,436	702,881,880
Non-controlling interest	-	-	-	20,099
Total equity	732,821,012	776,056,966	759,890,436	702,901,979
Total liabilities and equity	1,305,798,536	1,303,297,047	1,083,961,742	968,876,123

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

•	Comparatives for years 2012 and 2011 have been revised to effect transition to IFRS 11 - Joint arrangements
•	These statements have been extracted from any annual filings, and should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2013 found on our website or available at www.sedar.com

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Consolidated Income Statements (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$ (revised)*	$ (revised)*

Revenue
Sales and operating revenues	1,395,698,906	1,308,051,816	1,106,533,853
Interest	81,699	247,882	1,356,122
Other	4,347,963	12,257,833	11,058,090
	1,400,128,568	1,320,557,531	1,118,948,065

Changes in inventories of finished goods and work in progress	(36,752,158)	23,799,540	43,934,439
Raw materials and consumables used	(1,222,760,734)	(1,242,987,054)	(1,064,866,361)
Administrative and general expenses	(37,664,297)	(40,576,580)	(40,188,605)
Derivative (losses)/gains	(6,157,231)	(4,229,190)	2,006,321
Legal and professional fees	(11,169,769)	(5,187,704)	(5,150,107)
Exploration costs, excluding exploration impairment (note 11)	(18,793,902)	(13,901,558)	(18,435,150)
Finance costs	(28,603,278)	(28,614,981)	(18,163,769)
Depreciation and amortization	(23,411,336)	(21,855,228)	(20,111,016)
Gain on conveyance of oil and gas properties (note 11)	500,071	4,418,170	-
Gain/(loss) on available-for-sale investment (note 13)	3,719,907	-	(3,420,406)
Foreign exchange (losses)/gains	(41,209,608)	(40,260)	25,031,788
Share of net profit/(loss) of joint venture partnership accounted for using the equity method (note 24)	2,275,090	(490,186)	(2,662,204)
	(1,420,027,245)	(1,329,665,031)	(1,102,025,070)
(Loss)/profit before income taxes	(19,898,677)	(9,107,500)	16,922,995

Income taxes
Current tax expense (note 12)	(13,453,725)	(15,883,469)	(5,512,842)
Deferred tax (expense)/benefit (note 12)	(7,005,545)	26,594,678	6,248,509
	(20,459,270)	10,711,209	735,667

(Loss)/profit for the period	(40,357,947)	1,603,709	17,658,662

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(40,357,947)	1,603,709	17,652,461
Non-controlling interest	-	-	6,201
	(40,357,947)	1,603,709	17,658,662

Basic (loss)/profit per share	(0.83)	0.03	0.37
Diluted (loss)/profit per share	(0.83)	0.03	0.36
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,793,986	48,352,822	47,977,478
Diluted (Expressed in number of common shares)	48,793,986	49,357,256	49,214,190

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Note: Reference to full financial statements for the year ending December 31, 2013 and supporting notes are found on InterOil’s website.

•	Comparatives for years 2012 and 2011 have been revised to effect transition to IFRS 11 - Joint arrangements
•	These statements have been extracted from any annual filings, and should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2013 found on our website or available at www.sedar.com

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CASH FLOW STATEMENTS (Expressed in United State dollars)

	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$ (revised) *	$ (revised) *

Cash flows generated from (used in):

Operating activities
Net (loss)/profit for the year	(40,357,947)	1,603,709	17,658,662
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	23,411,336	21,855,228	20,111,016
Deferred tax	15,295,770	(29,450,576)	(5,598,192)
Gain on conveyance of exploration assets	(500,071)	(4,418,170)	-
Accretion of convertible notes liability	3,617,760	3,408,951	3,212,141
Amortization of deferred financing costs	4,589,536	598,698	223,944
Timing difference between derivatives recognized and settled	2,103,175	350,061	(762,561)
Stock compensation expense, including restricted stock	4,770,970	7,882,067	14,721,387
Inventory write down	-	322,535	259,406
Accretion of asset retirement obligation liability	356,830	331,096	159,356
Non-cash settlement on PNGEI buyback	6,837,000	-	-
Gain on conversion of convertible notes	(500)	-	-
(Gain)/loss on Flex LNG investment	(3,719,907)	-	3,420,406
Share of net (profit)/loss of joint venture partnership accounted for using the equity method	(2,275,090)	490,186	2,662,204
Unrealized foreign exchange gain	(352,348)	(1,070,269)	(2,618,814)
Change in operating working capital
Increase in trade and other receivables	(21,273,999)	(43,579,657)	(54,630,047)
Decrease/(increase) in other current assets and prepaid expenses	170,092	(3,010,564)	(2,247,769)
Decrease/(increase) in inventories	30,610,288	(28,886,641)	(28,003,484)
Increase in trade and other payables	47,360,333	25,912,734	73,291,275
Net cash generated from/(used in) operating activities	70,643,228	(47,660,612)	41,858,930

Investing activities
Expenditure on oil and gas properties	(128,285,583)	(179,779,865)	(116,492,551)
Proceeds from IPI cash calls	29,942,167	3,497,542	749,794
Expenditure on plant and equipment	(25,951,297)	(30,855,107)	(36,874,794)
Proceeds from Pacific Rubiales Energy (conveyance accounted portion)	-	20,000,000	-
Maturity of/(investment in) short term treasury bills	-	11,832,110	(11,832,110)
Proceeds from disposal of/(acquisition of) Flex LNG Ltd shares, net of transaction costs	7,778,258	-	(7,478,756)
(Increase)/decrease in restricted cash held as security on borrowings	(4,203,450)	(9,760,331)	8,027,306
Change in non-operating working capital
Decrease/(increase) in trade and other receivables	5,000,000	5,000,000	(10,000,000)
(Decrease)/increase in trade and other payables	(17,744,539)	22,115,815	(6,399,657)
Net cash used in investing activities	(133,464,444)	(157,949,836)	(180,300,768)

Financing activities
Repayments of OPIC secured loan	-	(35,500,000)	(9,000,000)
(Repayments to)/proceeds from Mitsui for Condensate Stripping Plant	(34,375,748)	3,578,489	9,872,532
Proceeds from drawdown of Westpac secured loan	-	15,000,000	-
Repayments of Westpac secured loan	(12,857,000)	(2,143,000)	-
Proceeds from drawdown of BSP and Westpac secured facility (net of transaction costs)	33,835,101	-	-
Repayments of BSP and Westpac secured facility	(11,070,578)	-	-
Proceeds from drawdown of Credit Suisse secured facility (net of transaction costs)	93,042,488	-	-
Proceeds from Pacific Rubiales Energy for interest in PPL237 (net of transaction costs)	73,600,000	20,000,000	-
(Repayments of)/proceeds from working capital facility	(57,911,448)	77,809,976	(34,773,823)
(Repayments of)/proceeds from ANZ, BSP & BNP syndicated loan	(16,000,000)	95,924,091	-
Proceeds from issue of common shares, net of transaction costs	6,839,930	11,028,683	4,488,703
Payment on conversion of convertible notes	(1,546)	-	-
Net cash generated from/(used in) financing activities	75,101,199	185,698,239	(29,412,588)

Increase/(decrease) in cash and cash equivalents	12,279,983	(19,912,209)	(167,854,426)
Cash and cash equivalents, beginning of year	49,720,680	68,575,269	232,424,858
Exchange (losses)/gains on cash and cash equivalents	(34,124)	1,057,620	4,004,837
Cash and cash equivalents, end of year	61,966,539	49,720,680	68,575,269
Comprising of:
Cash on Deposit	31,738,440	49,086,353	18,487,116
Short Term Deposits	30,228,099	634,327	50,088,153
Total cash and cash equivalents, end of year	61,966,539	49,720,680	68,575,269

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

•	Comparatives for years 2012 and 2011 have been revised to effect transition to IFRS 11 - Joint arrangements
•	These statements have been extracted from any annual filings, and should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2013 found on our website or available at www.sedar.com

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Development of the Elk-Antelope fields

•	PRL 15 contains the Elk-Antelope fields, PNG’s largest undeveloped gas field
•	World-class hydrocarbon resource
•	PRL 15 also contains Antelope Deep – a prospective gas reservoir immediately south of and analogous to Antelope

Strong Joint Venture now in place

•	New Joint Venture combines PNG’s largest independent oil and gas companies with super major

•	Aligned partnership with operating experience, relationships and financial strength
•	Government support to bring gas quickly to market

Material Stake in PRL15

•	2nd largest owner of PRL15 with 36.5% stake (pre-Govt back-in)
•	Minority interests removed
•	US $401 million completion payment received
•	Contingent payment structure (with uncapped upside)

Energy for the Asian Market

•	Intention to monetize gas quickly for fast growing Asian markets
•	Focus now on appraisal and development
•	Exploration program to underpin growth potential

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DEVELOPMENT TRANSACTIONAL DETAILS

(Post sell-down to Total SA on March 26, 2014 and acquisition of an additional 1% from the IPI holders on March 27, 2014 )

			Gross	Net (1)
PRL15 interest	•	InterOil	36.5%	28.3%
	•	Total	40.1%	31.1%
	•	Oil Search	22.8%	17.7%
	•	Indirect participating interests	0.5%	0.4%
	•	Government and landowners	0%	22.5%
Fixed	•	US $401 million paid upon completion
Payments (4)	•	US $73.3 million at final investment decision for LNG project
	•	US $65.4 million at First Cargo
Variable	•	Based on certified 2C resources at certification (2) (3)
Payments		• US $0.77/mcfe >3.5Tcfe and <5.4 Tcfe
• US $1.03/mcfe >5.4Tcfe and <6.5 Tcfe
• US $1.29/mcfe >6.5Tcfe
Carry	•	Up to 3 appraisal wells each at US $50 million (100% basis)
	•	Offset against first resource payment
	•	One exploration well in PRL15 of US $60 million (100% basis)
Discovery bonus	•	Based on volumes from exploration well
	•	Payment of US $65.4 million per Tcf for volumes over 1 Tcf

(1)	Assumes the Papua New Guinea Government and landholders in PRL15 exercise their rights under the PNG Oil and Gas Act to take their respective 20.5% and 2% interest when a petroleum development licence is issued
(2)	Under the agreement, further resource payments or adjustments may be made in addition to initial payments depending on certified volumes
(3)	Represents 2C Hydrocarbon Gas plus Condensate resource volumes post Government back-in. Equates to US $0.60, US $0.80 and US $1.00 respectively based on gross resource (pre-government back-in)
(4)	Based on interests set out in revised agreement, reduced pro-rata to reflect lower interest acquired

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EXPLORATION MAP

APPRAISAL WELLS
Appraisal Well Triceratops-3
License PRL 39
Exp. spud data Q4 2014
Cost Approx. $50m
Appraisal Well Antelope-4
License PRL 15
Exp. spud data Q3 2014
Cost Carry from Total
Appraisal Well Antelope-5
License PRL 15
Exp. spud data Q3 2014
Cost Carry from Total
Appraisal Well Antelope-6
License PRL 15
Exp. spud data 2015
Cost Carry from Total
PPL 477
PRL 39
PRL 15
PPL 475
Gulf of Papua
Indonesia
Papua New Guinea
Port Moresby
Australia
Papua New Guinea
Indonesia
Australia

17

EXPLORATION WELLS
Spudded
Exploration Well | Bobcat-1
License | PPL 476
Spud date | March 5, 2014
Cost | Approx. $50m
Exploration Well | Raptor-1
License | PPL 475
Spud date | March 28, 2014
Cost | Approx. $50m
Exploration Well | Wahoo-1
License | PPL 474
Spud date | March 8, 2014
Cost | Approx. $50m
Exploration Well | Antelope Deep
License | PRL 15
Spud date | 2015
Cost | Carry from Total
PPL 474
Port Moresby
PPL 474
PPL 475
PPL 476
PPL 477
PRL 39
PRL 15

18

ABOUT INTEROIL CORPORATION

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include an interest in one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, exploration licences covering about 4 million acres, Papua New Guinea’s only oil refinery, and retail and commercial petroleum distribution facilities throughout the country. The company employs about 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

MANAGEMENT TEAM

Dr. Michael Hession	David Kirk	Geoff Applegate
Chief Executive Officer, Board Member	Senior Vice President, Upstream	General Counsel and Corporate Secretary

Donald Spector	Isikeli Taureka	Thomas Nador
Chief Financial Officer	Executive Vice President, PNG	Senior Vice President, Corporate

Jon Ozturgut
Chief Operating Officer

BOARD OF DIRECTORS

Dr. Gaylen Byker	Samuel L. Delcamp	Sir Rabbie Namaliu
Chairman	Board Member	Board Member

Ford Nicholson	Roger Grundy	Sir Wilson Kamit
Deputy Chairman, Board Member	Board Member	Board Member

Dr. Michael Hession	Roger Lewis
Chief Executive Officer and Board Member	Board Member

19

CORPORATE INFORMATION

CORPORATE OFFICES

InterOil Singapore Pte Ltd

111 Somerset Road

TripleOne Somerset #06-05

Singapore 238164

Telephone: +65 6507 0222

InterOil Limited / InterOil Refinery

Post Office Box 1971

Port Moresby, NCD

Level 2 Ravalien Haus

Harbour City NCD 0121

Papua New Guinea

Telephone: +675 309 9300

Level 3, Cairns Square

42 – 52 Abbott Street

Cairns Queensland 4870

Australia

Telephone: +61 (7) 4046 4600

21 Waterway Avenue, Suite 300

The Woodlands, Texas 77380

United States of America

Telephone: +1 (281) 292-1800

INVESTOR RELATIONS

United States of America

Wayne W. Andrews

Vice President Capital Markets

Email: wayne.andrews@interoil.com

Meg LaSalle

Investor Relations Coordinator

Email: meg.lasalle@interoil.com

Singapore

Don Spector

Chief Financial Officer

Email: don.spector@interoil.com

COMMON STOCK

InterOil Corporation’s common stock is listed on the New York Stock Exchange (NYSE) and Port Moresby Stock Exchange (POMSoX) under the ticker symbol IOC.

AUDITORS

PricewaterhouseCoopers

201 Sussex Street

Darling Park Tower 2

NSW 2000 Sydney

Australia

Telephone: +61 (2) 8266 0000

STOCK TRANSFER AGENT AND

REGISTRARS

Main Agent (Canada)

Computershare Investor Services

100 University Avenue, 9th Floor

Toronto, Ontario

Canada M5J 2YI

Telephone: +1 (800) 564-6253

Co-Transfer Agent (USA)

Computershare Trust Company

350 Indiana Street

Golden, Colorado 80401

Telephone: (800) 962-4284

International: +1 (514) 982-7555

LEGAL

Gadens Lawyers

77 Castlereagh Street

Sydney NSW 2000

Australia

Telephone: +(61) 2 9931 4999

Gadens Lawyers

One Raffles Quay

Level 9, North Tower

Singapore 048583

Telephone: +65 6506 7350

Gadens Lawyers

Pacific Place

Cnr Musgrave Street and Champion Parade

Port Moresby Papua New Guinea

Telephone: +67 5 321 1033

Herbert Smith Freehills

QV.1 Building

250 St Georges Terrace

Perth WA 6000 Australia

Telephone: +61 8 9211 7777

Stikeman Elliott LLP

4300 Bankers Hall West

888 – 3rd Street S.W.

Calgary, Canada T2P 5C5

Telephone: +1 (403) 266-9000

Haynes and Boone LLP

1221 McKinney Street

Suite 2100

Houston, Texas 77010

United States of America

Telephone: +1 (713) 547-2000

FORWARD-LOOKING STATEMENTS

This presentation includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this announcement that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements.

These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.

Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope and Triceratops fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

www.interoil.com